SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

_______________

VIASYS HEALTHCARE INC.

(Name of Subject Company)

VIASYS HEALTHCARE INC.

(Name of Persons Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Matthew M. Bennett

Executive Vice President, Legal, Business Development

and Regulatory and Quality Affairs, and Secretary

VIASYS Healthcare Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(610) 862-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell

Brian C. Miner

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103-2921

(215) 963-5000

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a letter from Gregory G. Martin, Group President, International & Customer Care, and Randy H. Thurman, Chairman, President and Chief Executive Officer,  sent to distributors of VIASYS Healthcare Inc.  (“VIASYS”) on May 16, 2007:

May 16, 2007

Dear Valued VIASYS Business Partner,

I am very pleased to let you know that VIASYS Healthcare and Cardinal Health have entered into an agreement to join our global resources to serve you better.  As announced on May 14, Cardinal Health has agreed to acquire VIASYS to create a combined global enterprise that will provide outstanding value to our collective customers and the patients who rely on our products and services.

The merger of our complementary businesses will result in one of the strongest and most innovative suites of products and services in the health care industry.

VIASYS will also enable Cardinal Health to build on its international presence.  With 40 percent of VIASYS’ revenue coming from customers outside of the U.S., our well-established relationships and the expertise of our VIASYS Business Partners will play an integral role in the worldwide growth of Cardinal Health’s Clinical and Medical Products sector.

As we work to smoothly integrate our businesses post-closing, we will continue to uphold the highest level of service and communication with our VIASYS Business Partners. We expect to complete the acquisition this summer.  During this interim period, we will continue to communicate with you and update you on our progress.  We also encourage you to visit the Cardinal Health website at www.cardinalhealth.com to learn more about its business and product offerings.

At this point, we wanted to inform you about this development and our excitement in enhancing the value we bring to you.  There is no action required on your part and you should continue to work with the VIASYS organization as you have in the past.  We expect the acquisition to complete in the next 45 days or so after regulatory approval.

In the meantime, it’s business as usual with both companies continuing to operate independently until closing. If there is anything we can do for you, or should you have any questions, please feel free to contact your VIASYS representative.

Gregory G. Martin	Randy H. Thurman
Group President, International &	Chairman, President & CEO
Customer Care	VIASYS Healthcare Inc.
VIASYS Healthcare Inc.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The following is a letter from Edward Pulwer, Executive Vice President and Chief Operating Officer, sent to VIASYS customers on May 16, 2007:

May 16, 2007

Dear Valued VIASYS Customer,

I am very pleased to let you know that VIASYS Healthcare and Cardinal Health have entered into an agreement to join our global resources to serve you better.  As announced on May 14, Cardinal Health has agreed to acquire VIASYS to create a combined global enterprise that will provide outstanding value to you, our customer, and the patients who rely on our products and services.

The combination of the complementary VIASYS and Cardinal Health businesses and products will create a single company focused on tackling some of health care’s most pressing global issues, from critical care, to patient safety and infection control, to more effective techniques in diagnosis and medication delivery. The products, services, technologies and culture of both companies fit extremely well together.  As we work to smoothly integrate our businesses post-closing, we will continue to uphold the highest level of customer service and product development that is a hallmark of VIASYS and Cardinal Health.

The combination of our Respiratory Care, NeuroCare, MedSystems, Orthopedics, Sleep Systems and VIASYS Clinical Services divisions with Cardinal Health will result in one of the strongest and most innovative suites of products and services in the health care industry.

Our industry leading brands, including the AVEA, Vela, and Pulmonetic™ ventilators, the SensorMedics® and JAEGER™ systems for pulmonary diagnostics, GRASON-STADLER® audio-diagnostic systems, NICOLET® and NicoletOne™ neurological diagnostic systems as well as the CORTRAK and NAVIGATOR® catheter location devices will fit perfectly alongside Cardinal Health’s leading brands such as the Alaris® medication delivery systems, the Pyxis® automated medication and supply dispensing systems, and the AirLife™ respiratory care products.

At this point, we simply wanted to inform you about this development and our excitement in enhancing the value we bring to you.  There is no action required on your part.  We expect to complete the acquisition in the next 45 days or so after regulatory approval.

In the meantime, it’s business as usual with both companies continuing to operate independently until closing.  If there is anything we can do for you, please feel free to contact your sales and services representatives.

Sincerely,

Edward Pulwer

Executive Vice President & Chief Operating Officer

VIASYS Healthcare Inc.

(ed.pulwer@viasyshc.com  Phone:1-610-862-0820)

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The following Q&A communication was provided to VIASYS Sales Leaders on May 16, 2007:

Q&A for Sales Leaders when talking to VIASYS Customers:

Key Messages:

•                  VIASYS Healthcare and Cardinal Health announced on Monday, May 14th, an agreement for Cardinal Health to acquire VIASYS.  This announcement is essentially the beginning of the acquisition process and the goal is to have the transaction complete by this summer.

•                  Until the merger is complete, it is business as usual with no changes in agreements, operations or communication channels.

•                  We may do some integration planning, but those plans are dependant on the transaction closing and can not be discussed at this time.

•                  The same VIASYS people who serve you now, will continue to serve you as part of business as usual.

What are the expected benefits of a combined Cardinal Health and VIASYS upon closing?

•                  VIASYS’ equipment expertise when combined with Cardinal Health’s patient safety and drug delivery expertise will bring tremendous value to care givers and their patients.

•                  Cardinal’s expertise in disposables will improve our Customer’s satisfaction with the timely delivery of disposable products and simplify ordering of disposables.

•                  VIASYS’ equipment in the hospital and homecare settings will provide a platform for Cardinal’s disposables selling expertise and drive revenue growth.

•                  Cardinal Health’s infrastructure and customer relationships can help to increase VIASYS product revenues.

•                  VIASYS’ strong International channel helps Cardinal achieve its international growth goals.

•                  VIASYS will provide Cardinal Health with an entrée into the capital (equipment) side of the medical technology business.

•                  As a Fortune 20 company, Cardinal Health has built its business around medical disposable and IT products that help hospitals to reduce costs and improve safety, productivity and profitability, and deliver better patient care.

When will we know if there will be any changes to our relationship with VIASYS?

•                  There are no changes in your current relationship with VIASYS.

•                  Upon the completion of the merger transaction, if there are any changes, we will communicate those to you as quickly as possible.

Will you keep the VIASYS name?

•                  Cardinal Health positions all products and services under the Cardinal Health name.

•                  No decisions have been made concerning what will happen to the VIASYS brand name following the transaction, and no decisions will be made until after the transaction is completed.

•                  VIASYS has a portfolio of well-known brands that are important assets in this transaction.

How will decisions be made going forward?

•                  Before the closing of the merger, we will continue to operate as we do today with no changes.

•                  The planning of the integration of VIASYS into Cardinal Health is in the very early stages.  Many of the details are still being finalized.  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS is in frequent communication with Cardinal Health, and we expect to provide updates on an ongoing basis.

Will we get new distribution contracts with Cardinal Health?

•                  This is not necessary at this time.

•                  Upon the completion of the merger, if there will be any changes they will be communicated to you as quickly as possible.

Can we carry Cardinal Health products?

•                  While there will be no changes at this time, both companies view the combination of their selling and distribution organizations as a key driver of revenue synergies and cross-selling.

•                  The top priority is to delight customers, and in so doing, accelerate the growth of the combined portfolios to their fullest potential.  As we move forward we will determine how best to accomplish that.

What does it mean if Cardinal Health has a direct presence in my country?

•                  We can not answer this question at this time.

•                  The planning of the integration of VIASYS into Cardinal Health is in the very early stages.  Many of the details are still being finalized.  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS is in frequent communication with Cardinal Health, and we expect to provide updates on a ongoing basis.

Will I have new contact information?

•                  For now continue to contact your VIASYS Healthcare representative.

Who do I contact if I have service/product issues?

•                  Continue to contact the individuals and organizations that you do today.

How will invoicing change?

•                  There will be no changes at this time.

•                  All business processes will remain the same.  We will contact you well in advance of any changes to ensure a smooth transition after the merger completes.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The following Q&A communication was provided to VIASYS International Region Leaders on May 16, 2007:

Q&A for International Regional Leaders when talking to VIASYS Distributor Partners :

Key Messages:

•                  VIASYS Healthcare and Cardinal Health announced on Monday, May 14th, an agreement for Cardinal Health to acquire VIASYS.  This announcement is essentially the beginning of the acquisition process and the goal is to have the transaction complete by this summer.

•                  Until the merger is complete, it is business as usual with no changes in agreements, operations or communication channels.

•                  It is our top priority that business continue on its successful path and our Distribution Partners are key to that success.

•                  We may do some integration planning, but those plans are dependant on the transaction closing and can not be discussed at this time.

•                  The same VIASYS people who serve you now, will continue to serve you as part of business as usual.

Why is Cardinal Health acquiring VIASYS?  Cardinal is an $80 billion company and where does VIASYS fit?

•                  For Cardinal Health, VIASYS provides an entrée into the capital (equipment) side of the medical technology business.

•                  It helps Cardinal achieve its international growth goals.

•                  It is an accretive transaction that will allow Cardinal Health to expand its product portfolio and provide synergies with the company’s existing business divisions.

•                  As a Fortune 20 company, Cardinal Health has built its business around medical disposable and IT products that help hospitals to reduce costs and improve safety, productivity and profitability, and deliver better patient care.

When will we know if there will be any changes to our relationship with VIASYS?

•                  There are no changes in your current relationship with VIASYS.

•                  Upon the completion of the merger transaction, if there are any changes, we will communicate those to you as quickly as possible.

Will you keep the VIASYS name?

•                  Cardinal Health positions all products and services under the Cardinal Health name.  No decisions have been made concerning what will happen to the VIASYS brand name following the transaction, and no decisions will be made until after the transaction is completed.

•                  VIASYS has a portfolio of well-known brands that are important assets in this transaction.

How will decisions be made going forward?

•                  Before the closing of the merger, we will continue to operate as we do today with no changes.

•                  The planning of the integration of VIASYS into Cardinal Health is in the very early stages.  Many of the details are still being finalized.

•                  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS is in frequent communication with Cardinal Health, and we expect to provide updates on an ongoing basis.

Will we get new distribution contracts with Cardinal Health?

•                  This is not necessary at this time.

•                  Upon the completion of the merger, if there will be any changes they will be communicated to you as quickly as possible.

Can we carry Cardinal Health products?

•                  While there will be no changes at this time, both companies view the combination of their selling and distribution organizations as a key driver of revenue synergies and cross-selling.

•                  The top priority is to delight customers, and in so doing, accelerate the growth of the combined portfolios to their fullest potential.

•                  As we move forward we will determine how best to accomplish that.

What does it mean if Cardinal Health has a direct presence in my country?

•                  We can not answer this question at this time.

•                  The planning of the integration of VIASYS into Cardinal Health is in the very early stages.  Many of the details are still being finalized.

•                  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS is in continuous communication with Cardinal Health, and we expect to provide updates on a regular basis.

What can I say to my customers who call with questions?

•                  The acquisition should have no impact on the products or level of service that VIASYS provides.  In the near term, it is business-as-usual.

•                  VIASYS will add to Cardinal Health’s product suite by providing entrée into capital equipment.

•                  In this regard, VIASYS’ expertise, international distribution network, innovation and service will be an essential component of the overall company and product mix.

•                  If customers have specific questions about the acquisition which you are unable to answer, please refer them to your management or to me.

Will I have new contact information?

•                  For now continue to contact your VIASYS Healthcare representative.

Who do I contact if I have service/product issues?

•                  Continue to contact the individuals and organizations that you do today.

How will invoicing change?

•                  There will be no changes at this time.

•                  All business processes will remain the same.

•                  We will contact you well in advance of any changes to ensure a smooth transition.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The following Q&A communication was distributed to the employees of the VIASYS International Direct Sales Organization on May 16, 2007:

International Direct Sales Organization Questions

1.               How does the acquisition of VIASYS impact the company and my group/position?

•                  Cardinal’s primary focus is the medical disposable market.

•                  Once the acquisition is complete, VIASYS will be integrated into Cardinal Health’s Clinical and Medical Product Sector (CMP).

•                  VIASYS offers Cardinal numerous opportunities to expand its product suite into sectors in which Cardinal already has penetration through its disposable business.

•                  For you, individually, this presents a “best-of-both-worlds” scenario.  Cardinal will want to leverage your product expertise while providing you entrée into new sales opportunities.

•                  From a corporate/strategic perspective, Cardinal shares many of the same values and standards as VIASYS.  The company recognizes and strongly encourages hard work, initiative and innovation.  You should feel very much at home.

•                  Similarly, Cardinal’s programs are very comparable to VIASYS and compatible with industry leading programs.

2.             Why is Cardinal Health acquiring VIASYS?  Cardinal is an $80 billion company and where do we fit?

•                  VIASYS will provide Cardinal Health with an entrée into the capital (equipment) side of the medical technology business.

•                  VIASYS’ equipment expertise when combined with Cardinal Health’s patient safety and drug delivery expertise will bring tremendous value to care givers and their patients.

•                  Cardinal’s expertise in disposables will improve our Customer’s satisfaction with the timely delivery of disposable products and simplify ordering of disposables.

•                  VIASYS’ equipment in the hospital and homecare settings will provide a platform for Cardinal’s disposables selling expertise and drive revenue growth.

•                  Cardinal Health’s infrastructure and customer relationships can help to increase VIASYS product revenues.

•                  VIASYS’ strong International channel helps Cardinal achieve its international growth goals.

•                  As a Fortune 20 company, Cardinal Health has built its business around medical disposable and IT products that help hospitals to reduce costs and improve safety, productivity and profitability, and deliver better patient care3.

3.          How would you describe the culture at Cardinal Health?

•                  I’ve had a great deal of interaction with the group leaders in the division, and it is striking how similar it is to VIASYS.

•                  Like VIASYS, Cardinal Health rewards a commitment to creativity, innovation, quality and integrity.

•                  It is definitely a results-driven company.  The success you have had at VIASYS should translate well.

4.           If Cardinal Health is a leader in medical disposables, how will this impact the MedSystems business?

•                  We offer several unique products, such as CORTRAK and NAVIGATOR, that are especially appealing to Cardinal Health

•                  Our access management products mesh well with Cardinal Health’s ICU products.

5.           Who is going to be managing the business?

•                  The planning of the integration of VIASYS into Cardinal Health is in the very early stages.  Many of the details are still being finalized.

•                  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS will be in continuous communication with Cardinal Health, and expect to provide updates on a regular basis.

6.           How does the VIASYS expertise contribute to CAH?

•                  Simply stated, we know how to sell our products better than anybody in the world.  Our knowledge, relationships and passion for the business cannot be easily replicated.

•                  Our expertise is one of the key value-ads for Cardinal Health in its acquisition of VIASYS.

7.           What happens to my job?

•                  Job status is an important question after such an announcement.  At this point, given the early stages of the integration planning, it would not be appropriate to offer an answer beyond the fact that Cardinal Health greatly values the hard work, dedication, expertise and results that VIASYS will bring to its company.

•                  From my discussions with the group leaders at Cardinal Health, your extensive expertise and deep relationships are viewed as assets to the transaction.

•                  In my view, you are in a tremendous position given your knowledge of the products and your relationships with the customers.

8.           Does CAH intend to reorganize the International sales force?

•                  The goal is not to change things in the field.  However, many of the details are still being finalized.

•                  What is known is that VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

9.           What can I say when a customer calls with questions?

•                  The acquisition should have little, if any impact, on the products or level of service that VIASYS provides.  In the near term, it is business-as-usual

•                  Upon closing, VIASYS will become part of Cardinal Health’s Clinical and Medical Product sector.

•                  VIASYS will add to Cardinal Health’s product suite by providing entrée into capital equipment.  In this regard, VIASYS’ expertise, innovation and service will be an essential component of the overall company and product mix.

•                  If customers have specific questions about the acquisition which you are unable to answer, please refer them to your management or to me.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock, which is part of the transaction described in this communication, has not commenced.  At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer.  Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.  When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of VIASYS at no expense to them.  These documents will also be available at no charge at the SEC’s website at www.sec.gov.